
September 8, 2011

Via Facsimile
Mr. Chang Xiaobing
Chief Executive Officer
China Unicom (Hong Kong) Ltd.
75th Floor, The Center
99 Queen's Road Central
Hong Kong

    Re: **China Unicom (Hong Kong) Limited**
               Form 20-F for the fiscal year ended December 31, 2010
               Filed May 26, 2011
               File No. 1-15028

Dear Mr. Chang Xiaobing:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Operating Results, page 59

1. We note that your segment information on page F-55 discloses that the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments, resulting in segment income or loss before taxes. Please revise your discussion of Operating Results in future filings to address your segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your IFRS 8 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

Item 18. Financial Statements

Note 2 Summary of Significant Accounting Policies

2.25 Revenue Recognition, page F-36

2. We note your change in revenue recognition policy for promotional packages to customers that include the bundled sale of mobile handset and provision of service. Please describe in detail how you determined that the alternative treatment, the relative fair value method, is more reliable and more relevant in comparison to the residual method, as an allowable change in policy is not presumed to, nor is it generally considered to, always provide the most relevant or reliable information for a particular entity's financial reporting pursuant to IAS 8 paragraph 14(b).

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3364 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director